Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Year Ended September 30,
	2011	2010	2009	2008	2007
Earnings:
Net income (loss)	$(10.6)	$46.4	$108.1	$63.1	$138.6
Income taxes	0.7	0.2	1.7	1.4	6.5
Interest expense	165.6	91.5	70.5	62.6	54.4
Interest portion of operating leases	5.6	5.1	4.0	3.6	3.3

Earnings for ratio calculation	$161.3	$143.2	$184.3	$130.7	$202.8

Fixed charges:
Interest expense	$165.6	$91.5	$70.5	$62.6	$54.4
Interest portion of operating leases	5.6	5.1	4.0	3.6	3.3

Total fixed charges	$171.2	$96.6	$74.5	$66.2	$57.7

Ratio of earnings to fixed charges	*0.94	1.48	2.47	1.97	3.52

*	Due to a shortfall of approximately $9.9 million from losses incurred during 2011, the 2011 ratio of earnings to fixed charges was less than one-to-one coverage.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense on all indebtedness, amortization of deferred financing costs, interest expense related to the write-off of deferred financing costs and interest expense associated with operating leases.